SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 3)*
Interactive Brokers Group, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
45841N107
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,621,815

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,621,815

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,621,815

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Long Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

31,745

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

31,745

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,745

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,180,171

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,180,171

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,171

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ted Kang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,180,171

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,180,171

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,171

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON

IN, HC

This statement amends and supplements the Schedule 13G filed by the Reporting Persons (as defined below) on February 17, 2015.  Except as set forth herein, the Schedule 13G is unmodified. This statement reflects the beneficial ownership of the Reporting Persons as of December 31, 2015.
Item 1(a).	Name of Issuer:
Interactive Brokers Group, Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
One Pickwick Plaza
 Greenwich, Connecticut 06830
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
-	Kylin Offshore Master Fund Ltd. ("Offshore Fund")

-	Kylin Offshore Long Master Fund Ltd. ("Offshore Long Fund")

-	Kylin Management LLC ("Kylin Management")

-	Mr. Ted Kang ("Mr. Kang")

Kylin Management, which is controlled by Mr. Kang, is the investment manager of the Offshore Fund, the Offshore Long Fund and other accounts it separately manages (the "Separately Managed Accounts").  Kylin Management and Mr. Kang may each be deemed to have voting and dispositive power with respect to the Ordinary Shares (as defined below) held by the Offshore Fund, the Offshore Long Fund and the Separately Managed Accounts.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Kylin Management  and Mr. Kang is 366 Madison Avenue, 16th Floor, New York, New York 10017.
The business address of the Offshore Fund and the Offshore Long Fund is c/o Citco (Canada) Inc. 2 Bloor Street, Suite 2700, Toronto, Ontario M4W 1A8, Canada.
Item 2(c).	Citizenship:
Mr. Kang is a citizen of the United States.
Kylin Management is a limited liability company formed under the laws of the State of Delaware.
The Offshore Fund and the Offshore Long Fund are each a company formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share (the "Common Shares")

Item 2(e).	CUSIP Number:
45841N107
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:

(i)	The Offshore Fund individually beneficially owns 4,621,815 Common Shares.

(ii)	The Offshore Long Fund individually beneficially owns 31,745 Common Shares.

(iii)
Kylin Management, as the investment manager of the Offshore Fund and the Offshore Long Fund, may be deemed to beneficially own the 5,180,171  Common Shares beneficially owned by the Offshore Fund and the Offshore Long Fund, and an additional 526,611 Common Shares held in the Separately Managed Accounts.

(iv)	Mr. Kang may be deemed to be the beneficial owner of the Common Shares beneficially owned by Kylin Management.

(v)	Collectively, the Reporting Persons beneficially own 5,180,171 Common Shares.

(b)	Percent of Class:

As of the close of business on December 31, 2015,

(i)	The Offshore Fund's individual beneficial ownership of 4,621,815 Common Shares represents 7.3% of all of the outstanding Common Shares.

(ii)	The Offshore Long Fund's individual beneficial ownership of 31,745Common Shares represents less than 1% of all of the outstanding Common Shares.

(iii)	Kylin Management's beneficial ownership of 5,180,171 Common Shares represents 8.1% of all of the outstanding Common Shares.

(iv)	Ted Kang's beneficial ownership of 5,180,171Common Shares represents 8.1% of all of the outstanding Common Shares.

(v)	Collectively, the Reporting Persons' beneficial ownership of 5,180,171 Common Shares represents 8.1% of all of the outstanding Common Shares.

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 63,676,315  shares of Common Shares outstanding as of  November 4, 2015, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

(c)            Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote Common Shares:

Not applicable.
(ii)	Shared power to vote or to direct the vote of Common Shares:

The Offshore Fund, the Offshore Long Fund, Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 5,180,171 Common Shares individually beneficially owned by the Offshore Fund and the Offshore Long Fund.
Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 526,611 Common Shares held in the Separately Managed Accounts.
(iii)	Sole power to dispose or to direct the disposition of Common Shares:

Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Common Shares:

The Offshore Fund, the Offshore Long Fund, Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 5,180,171 Common Shares individually beneficially owned by the Offshore Fund and the Offshore Long Fund.
Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 526,611 Common Shares held in the Separately Managed Accounts.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 16, 2016
KYLIN OFFSHORE MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By: /s/ Paul Guggenheimer
                               Paul Guggenheimer, Chief Financial Officer
KYLIN OFFSHORE LONG MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By: /s/ Paul Guggenheimer
                               Paul Guggenheimer, Chief Financial Officer
KYLIN MANAGEMENT LLC

By: /s/ Paul Guggenheimer
            Paul Guggenheimer, Chief Financial Officer

/s/ Paul Guggenheimer
     Paul Guggenheimer, as Attorney-in-Fact
     For Ted Kang